

July 25, 2014

Via E-mail
Christoph Trina
Chief Executive Officer
Enviro-Serv, Inc.
8875 Hidden River Parkway, #300
Tampa, FL 33637

> **Re:** **Enviro-Serv, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 27, 2014**
> **File No. 024-10394**

Dear Mr. Trina:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial information in an amended filing on Form 1-A to include the most recent interim information. For example, sections of the filing such as Summary Financial Information, Dilution, Capitalization should make use of the most recent balance sheet information available.

Part I – Notification

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

2.   Please revise this section to clarify the basis used to compute the offering price of each of the sales of your common stock.

3.   We note your disclosure that each transaction was exempt from registration
        pursuant to Regulation D. Please revise your disclosure under section (c) of Item 5 to
        specify the Commission rule or regulation relied upon for exemption for the registration
        requirements of the Securities Act, and state briefly the facts relied upon for such
        exemption.

Offering Circular Summary, page 9

Business Overview, page 9

4.   We note your disclosure that you provide property maintenance services in
        "geographically concentrated warm climate states." Please revise your disclosure to
        clarify the states that you intend to provide services in, or to provide the geographic
        region(s) in which you intend to provide services.

5.   We note your disclosure on page 10 that you are emphasizing mergers and
        acquisitions within the pest control space before the sweet spot of the calendar year
        approaches. Please revise your disclosure to clarify why July through October is the
        "sweet spot" of the calendar year for pest control companies.

Investment Agreement with Macallan Partners, page 12

6.   We note your disclosure that Macallan Partners, LLC has committed to purchase up to
        $1,000,000 of your common stock over a period of up to 18 months while the offering is
        effective. We also note the disclosure in the Investment Agreement between Enviro-Serv
        and Macallan Partners, LLC that one of the conditions is that the Form 1-A has been
        qualified and there are no resale restrictions on the securities to be sold to Macallan
        Partners. Please advise us whether Macallan Partners intends to purchase the common
        stock from this exempt offering under Regulation A or from an offering under another
        exemption. If the common stock will be purchased under another exemption, please
        advise us of that exemption and revise the Form 1-A, as applicable, to disclose such
        exemption. We may have further comment.

Risk Factors, page 13

7.   We note from your disclosure on pages 25 and 29-30 that Mr. Trina has voting
        control through his ownership of Series A Convertible Preferred Stock and common
        stock. Please add a risk factor discussing the impact on investors of Mr. Trina's ability to
        exercise significant control over you.

8.   Please provide risk factor disclosure pertaining to the specific risks associated
        with providing your property management services, such as pest control management,
        lawn and landscaping care, and pool maintenance.

<u>We may conduct further offerings in the future in which case investors' shareholdings will be diluted, page 15</u>

9.   We note your disclosure that you may conduct further equity offerings in the future to finance your operations. Please revise your disclosure to clarify here that there is no guarantee that future equity offerings will be successful.

<u>Our common stock is subject to price volatility unrelated to our operations, page 16</u>

10.   Please revise your disclosure to identify your ticker symbol on the OTC Pink Sheets.

<u>Dilution, page 17</u>

11.   In the paragraph above the chart on page 18, it appears that you may have a transposition error related to the disclosure of immediate dilution to new investors as the amount is different than the amount included in the table below.

<u>Plan of Distribution, page 18</u>

12.   Please revise your disclosure here to clarify, if true, that there are no arrangements for the return of funds to subscribers if all of the common stock to be offered is not sold. Refer to Item 4(e)(1) of Offering Circular Model B.

<u>Use of Proceeds, page 19</u>

13.   Please revise your references to "Target Company" to identify the target company as Inland Pest Control, or advise.

14.   Please revise this section to include a statement discussing how you will use the proceeds from this offering if they are not sufficient to accomplish the purposes disclosed here, and state the order of priority in which the proceeds will be applied. Refer to Instruction 2 to Item 5 of Offering Circular Model B.

15.   We note your disclosure on page 22 that one of the anticipated use of proceeds is to obtain additional office space for X-Terminate Pest Management, Inc. Please revise this section to be consistent with such disclosure or advise.

16.   We note your disclosure that $557,500 has been allocated to the acquisition of the Target. Please disclose the specific use of the proceeds in connection with the acquisition.

17.   Please disclose here or elsewhere in the offering statement, the principal terms of the agreement to acquire the Target. Please file any material related agreements as exhibits.

18.   In the use of proceeds table, when referencing Subsidiary, please clearly identify which company you are referring to.

19.   We note your disclosure of what appears to be a probable acquisition and that you have included this acquisition in your pro forma financial information within your filing. Please provide financial statements for this probable acquisition. Reference is made to Part F/S to Regulation A.

Description of Business, page 21

20.   Please describe your plan of operation for the twelve months following the commencement of this offering. Please provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures, and the expected sources of such funding. Refer to Item 6(a)(3) of Offering Circular Model B.

Governmental Regulation, page 22

21.   We note your disclosure that you are not specifically regulated by any state or local government. We also note your disclosure throughout the offering circular that X-Terminate Pest Management is a fully licensed pest control operator in Florida. Please reconcile these disclosures.

22.   We note your disclosure on page 22 that you are building a portfolio of property maintenance service companies through leveraged investments. If you intend to utilize debt for acquisitions, please revise your risk factors section to provide appropriate disclosure to investors.

Principal Products or Services, and Their Markets:, page 23

23.   Please revise this section to provide a brief description of the services you provide, or intend to provide, and the principal markets for each of your intended specialty areas, including pool maintenance, air conditioning/refrigeration, and commercial sprinkler systems.

Remuneration of Directors and Officers, page 25

24.   Please revise your disclosure in this section to provide the aggregate annual remuneration in tabular form, as required by Item 9 of Offering Circular Model B.

Security Ownership of Management and Certain Security Holders, page 25

25.   Please revise this table to also provide the information for all officers and directors as a group. Refer to Item 10(a)(2) of Offering Circular Model B.

26.   We note your disclosure on pages 3-4 regarding Deer Valley Management LLC's purchase of 334,000,000 shares of your common stock since 2013. We further note your disclosure on page 28 that you have 1,209,718,800 shares of common stock outstanding. Please revise this table to provide the information for Deer Valley Management LLC, or advise.

Financial Statements

Item 3. Financial Statement Note Information, pages 37 to 40

27.   Please disclose how you recognized $300,000 of goodwill and how you valued the issuance of Preferred Class B stock issued in the acquisition transaction. Finally, please enhance your disclosure to address your policy for testing goodwill for impairment.

28.   Please tell us your basis in GAAP for the capitalization of $1,072,829 of organization costs.

Part III – Exhibits

Subscription Agreement, page 111

29.   We note that your subscription agreement indicates on page 113 that the offering proceeds will not be available for use by the company until the minimum offering amount has been raised. However, we also note your disclosure on page 6 that there is no minimum offering amount and that all funds raised in the offering will become immediately available to the company. Please reconcile.

30.   We refer to paragraph (b)(i) on page 116 of your subscription agreement. Please note that an investor should not be required to acknowledge that he/she has "read" or "understands" the offering circular. Please revise your subscription agreement accordingly.

Opinion Regarding Legality, page 123

31.   We note that the opinion on page 124 excludes all laws other than federal securities laws from the scope of the opinion. However, counsel's opinion that the shares will be duly authorized, validly issued, fully paid and non-assessable upon issuance must be based upon the legality of Enviro-Serv, Inc.'s actions under the corporate law of its place of incorporation. Please have counsel revise the opinion to opine on the required state law matters. Refer to Section II.B.3.c of Staff Legal Bulletin 19 (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Allen Tucci, Esq.